Sun Kissed Industries, Inc.

2485 E Sunrise Blvd, 201A

Fort Lauderdale, Florida  33304

February 9, 2021

Deanna Virginio, Esq.

Staff Attorney

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Sun Kissed Industries, Inc. Post-Qualification Amendment No. 1 to Form 1-A Filed January 11, 2021 File No. 024-10991

Dear Ms. Virginio,

On behalf of Sun Kissed Industries, Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Thursday, February 11, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Joseph Ladin

Joseph Ladin

Chief Executive Officer

Sun Kissed Industries, Inc.